Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04045118

12g3-2(b) File No.82-4922

Ref No. CN. 585/2004

September 22, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
SEP 2 2 2004
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
SEP 2 8 2004
THOMSON
FINANCIAL

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

Prasarn Trairatvorakul
President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CN. 2139/2004

September 21, 2004

To: The President
The Stock Exchange of Thailand

Re : Additional information regarding an intention to purchase shares of Asset Plus Securities Public Company Limited

Reference is made to the Stock Exchange of Thailand (the "SET")'s request of cooperation from KASIKORNBANK Public Company Limited (the "Bank") to provide information regarding the Bank's intention to purchase shares of Asset Plus Securities Public Company Limited ("ASSET") in addition to information which the Bank has already disclosed according to the Regulations of the SET Re: Rules, Conditions and Procedures Governing the Disclosure of Information or any Act of a Listed Company.

The Bank would like to inform additional information as follows:

1. In its intention to purchase ASSET's shares, the Bank has already considered size of transaction according to rules under the Notification of the SET Re: Rules, Procedures and Disclosure of Information Concerning the Acquisition and Disposition of Assets of Listed Companies. The size of transaction with regard to an intention to purchase ASSET's shares is less than the 15 per cent criterion, and there is no issuance of securities in return. As a result, the transaction is not qualified to any type of transactions in such SET's Notification.

In addition, the intention to purchase such shares is not a connected transaction, either, according to the Notification of the Board of Governors of SET Re: Disclosure of Information and Act of Listed Companies Concerning the Connected Transactions, B.E 2546.

2. Information about ASSET (derived from ASSET's Annual Report Form ending December 31, 2003 and information disclosed by Asia Plus Securities Public Company Limited and ASSET, as the case may be)

2.1 ASSET's major businesses are securities business, investment banking business and private fund management business. ASSET owns licenses to conduct three types of securities business; namely, securities brokerage, securities underwriting and private fund management. In addition, ASSET also operates other businesses that support its main businesses such as investment business and investment management business where it acts as an investment planner and a fundamental guide in relation to mutual fund units.

../2

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road, Bangkok 10140, Thailand.
Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No PCL 105

2.2 At present, ASSET has stopped its operation in securities brokerage and investment banking business but still operates private fund management business and investment management business, acting as an investment planner and a fundamental guide in relation to mutual fund units.

2.3 ASSET's registered and paid-up capital is Baht 300 million divided into 60,000,000 ordinary shares at a par value of Baht 5 per share. As of September 15, 2004, the shareholding structure is as follows:

Name	Number of Shares	% of Paid-up Capital
Asia Plus Securities Public Company Limited	59,944,692	99.91%
Others	55,308	0.09%
Total	60,000,000	100.00%

2.4 ASSET's Board of Directors comprise of 5 persons as follows:

Name	Position
1. Mr. Nopadol Romyarupa	Chairman of the Board
2. Mrs. Kasama Cheewaruangroj	Director
3. Mr. Boriharn Singarom	Director
4. Mr. Chaiyos Techajongjintana	Director
5. Miss Khomkhai Jaranmahawong	Director

2.5 ASSET's net profit after tax for the years ending December 31, 2003 and 2002 accounted for Baht 464.83 million and Baht 112.09 million, respectively, and its book value as appeared in the audited financial statement ending June 30, 2004 was Baht 782 million.

3. As previously informed you on September 9, 2004 that the Bank did not need to increase capital in our intention to acquire ASSET's shares from Asia Plus Securities Public Company Limited, the Bank would like to inform that the Bank will use the existing capital to purchase ASSET's shares on this occasion.

Please be informed accordingly.

Yours sincerely,

CS010-8-03